OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 333-173514; 333-165975; 333-150885; 333-158745
CUSIP NUMBER XXXXXXXX

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I — REGISTRANT INFORMATION

NCO GROUP, INC.
Full Name of Registrant

N/A
Former Name if Applicable

507 Prudential Road
Address of Principal Executive Office (Street and Number)

Horsham, Pennsylvania 19044
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed on the Registrant’s Current Report on Form 8-K filed on April 2, 2012, the Registrant entered into an Agreement and Plan of Merger on March 28, 2012 (as amended the “Merger Agreement”).  The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) without unreasonable effort or expense because, among other things, the negotiations of new debt financing, the merger and related transactions as contemplated by the Merger Agreement diverted significant management and board of directors time and attention from the Registrant’s normal process of reviewing and completing the 2011 Form 10-K. The Registrant is in the process of finalizing its new debt financing and expects to file the 2011 Form 10-K on or before the fifteenth calendar day following the prescribed due date.

The merger transactions contemplated by the Merger Agreement are contingent upon, among other things, stockholder approval (which has been obtained), and new debt financing, and the Registrant expects to complete the merger and new debt financing tomorrow, April 3, 2012.  If the Registrant is unable to consummate the new debt financing or take other remedial actions prior to filing its 2011 Form 10-K, the report of the independent registered public accounting firm on the Registrant’s consolidated financial statements for the fiscal year ended December 31, 2011 will contain an explanatory paragraph indicating substantial doubt about the Registrant’s ability to continue as a going concern.

Cautionary Note Regarding Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements related to the consummation of the merger, the Registrant’s potential entry into new debt financing, and the estimated timing for the filing of the 2011 Form 10-K.  Risks, uncertainties and assumptions that could affect the Registrant’s forward-looking statements include, among other things, the time needed for the Registrant to finalize and file the 2011 Form 10-K and whether, and the terms on which, the Registrant can complete the anticipated new debt financing.  There can be no assurance that the Registrant will be able to successfully consummate new debt financing or the transactions contemplated by the Merger Agreement on a timely basis, on terms satisfactory to the Registrant or at all.  Unless required by law, the Registrant expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joshua Gindin	(215)	441-3000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NCO GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2012	By:	/s/ Joshua Gindin
		Name:	Joshua Gindin
		Title:	Executive Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).